RYAN'S FAMILY STEAK HOUSES, INC.
            REPORTS RECORD NOVEMBER SALES LEVELS

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that its average unit sales for the 4-week period ended December 2, 1998 ("November") reached a new all-time high for November sales levels. Same-store sales for the month increased by 5.2%. Details follow:

                                     November 1998
                                      (Unaudited)

  Total sales                       $48,500,000
  Increase from prior year                  +9%

  Average unit sales:
  Same-store (open at least 18 mos.)      +5.2%
  All-store (all Ryan's units)            +4.9%


At  December  2,  1998, the Company owned and  operated  279
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on December 30, 1998.